SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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December 29, 2017

Confidential

Ms. Barbara C. Jacobs

Mr. Ryan Rohn

Ms. Christine Dietz

Mr. Jeff Kauten

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Huami Corporation (CIK No. 0001720446)
Confidential Submission of the Revised Draft Registration Statement on Form F-1

Dear Ms. Jacobs, Mr. Rohn, Ms. Dietz, and Mr. Kauten:

On behalf of our client, Huami Corporation, a company organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). In addition, we hereby submit on behalf of the Company in Exhibit A hereto artworks to be used in the front fold-out cover of the prospectus of the Company’s proposed public offering.

The Company has updated the Revised Draft Registration Statement to include: (1) its audited consolidated financial statements as of September 30, 2017 and for the nine-month period ended September 30, 2017; (2) its unaudited consolidated financial statements for the nine-month period ended September 30, 2016; and (3) its unaudited condensed consolidated quarterly results of operations for each of the seven quarters in the period from January 1, 2016 to September 30, 2017.

U.S. Securities and Exchange Commission

December 29, 2017

To facilitate your review, we are separately delivering to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on December 8, 2017, and two copies of the submitted exhibits.

*        *         *

2

U.S. Securities and Exchange Commission

December 29, 2017

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Mark Lian, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10-8520-7156 or via email at mlian@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Wang Huang, Chief Executive Officer, Huami Corporation

David Cui, Chief Financial Officer, Huami Corporation

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Mark Lian, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Partner, Kirkland & Ellis International LLP

3

Exhibit A

Artworks

1
No.1 market share(1) 11.6 million devices shipped in 9M2017(2)
Xiaomi strategic partnership 49.6 million registered users(3)
37.4% revenue growth in 9M2017
70+ ecosystem partners(4) for various daily scenarios
Social Network
Daily Activity
Workout Tutorials
APPs
AI Algorithm
Heart Rate & ECG
50.0
Devices Sleep Monitoring
e-Commerce
Sports & Fitness Events
Alerts & Reminders
Notes:
(1) Based on shipment volume of smart wearable devices in the first nine months of 2017, according to Frost & Sullivan (2) 9M2017 represents the nine months ended September 30, 2017 (3) As of September 30, 2017 (4) Since our inception

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